www.linkedin.com/in/andrewqluong
(LinkedIn)

tenbythirty.com/ (Personal)

Top Skills

Sales

Business Development

Customer Service

Languages

Spanish (Limited Working)

Vietnamese (Native or Bilingual)

English (Native or Bilingual)

Andrew Luong

Co-founder / CEO at Doorvest

San Francisco Bay Area

Summary

For the past eight years, my life has been at the intersection of passively investing & owning rental homes while working at awesome tech companies.

Real estate has been a great vehicle in helping me build my personal wealth and move towards financial independence. After coaching some friends through the process, I'm now working on Doorvest to help everyone participate in owning real estate.

Experience

Doorvest

Co-founder / CEO

March 2020 - Present (5 years)

San Francisco Bay Area

Doorvest is an end-to-end real estate investing platform that helps busy working people own and invest in passive income rental homes.

I love chatting about personal finance, investing and real estate! Shoot me an email: andrew@doorvest.com

NextGen Capital Ventures LLC

Principal

May 2014 - Present (10 years 10 months)

Sacramento, CA & Houston, TX Area

I invest in single family & small multifamily homes across the US - often raising private capital to fund projects.

Human Interest

1 year 11 months

Partnerships Manager

August 2018 - July 2019 (1 year)

San Francisco Bay Area

Human Interest (fka Captain401) was founded to help address the #1 financial concern for Americans: not having enough money for retirement.

Specializing in working with startups & small businesses, Human Interest offers the easiest and most affordable 401(k) retirement plan for the modern workforce. Taking a full-service, all-inclusive approach, our mission is to empower all businesses, no matter their size, to safeguard the financial futures of their employees.

Reach out to me at andrew@humaninterest.com for more information!

Account Executive
September 2017 - July 2019 (1 year 11 months)
San Francisco Bay Area

Indeed.com
Account Executive
July 2016 - September 2017 (1 year 3 months)
San Francisco Bay Area

Indeed is the #1 job site worldwide, available in more than 50 countries and 28 languages, and covering 94% of global GDP. With more than 200M unique visitors, Indeed has double the traffic of the next leading job site. According to a recent study, Indeed is the #1 source of external hire for employers.

Gengo
Account Executive / Sales Operations
February 2015 - June 2016 (1 year 5 months)
San Francisco Bay Area

(Acquired by Lionbridge) Gengo is a global, people-powered translation platform enabling everyone to read and publish across languages with one click.

Misfit Wearables
Business Development
August 2013 - December 2014 (1 year 5 months)
Burlingame, CA

(Acquired by Fossil for $260m) A John Sculley (ex-Apple CEO) company, Misfit Wearables creates cutting edge technology designed to improve health and increase activity.

Education

University of San Francisco
Finance